Exhibit 99.1

Maris Tech Announces a 194% Increase in Company Revenues for the First Half 2026, Totaling Approximately $2.1 Million

Maris-Tech Announces Financial Results for the Six Months Ended June 30, 2026

Rehovot, Israel, September 2, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global provider of video and artificial intelligence (“AI”)-based edge computing technology, today announced its financial results for the six months ended June 30, 2026.

For more information regarding the Company’s financial results as of and for the six months ended June 30, 2026, please see Maris-Tech’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on September 1, 2026.

Revenues for the six months ended June 30, 2026, were $2,077,545, compared to $707,021 for the same six month period in 2025.

Net loss for the six months ended June 30, 2026, was $2,816,584, including $650,958 fluctuations and changes in the fair value of financial instruments, compared to net income of $2,388,294 for the same six month period in 2025.

Total cash and cash equivalents as of June 30, 2026, were $2,387,801, compared to $2,769,901 as of June 30, 2025.

Israel Bar, Chief Executive Officer of Maris-Tech, stated, “During the first half of 2026, we believe reflect the results of the Company’s development efforts and the process of moving up in the value chain, during 2025.

As of today, Maris is a defense company that provides video and AI system solutions, as a prime contractor, in the fields of unmanned vehicles video payload, armored vehicles situational awareness, counter unmanned aerial systems, intelligence gathering and special forces.

We believe that at the same time, the AS9100 quality standard, to which Maris has been certified, enables the Company to compete on large-scale defense and aerospace projects.

We also believe that the Company's technology and its new positioning, together with the rapidly growing demand for video and AI-based solutions in the modern battlefield, will open significant worldwide opportunities for the Company.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. The Company’s miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, intelligence gathering, homeland security, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits and advantages of its technology and solutions, its belief that the first half 2026 reflects the results of the Company’s development efforts and the process of moving up in the value chain during 2025, its belief that AS9100 quality standard enables the Company to compete on large-scale defense and aerospace projects, its belief that the Company's technology and its new positioning, together with the rapidly growing demand for video and AI-based solutions in the modern battlefield, will open significant worldwide opportunities for it, Company’s record revenues for the six months ended June 30, 2026 and that the financial results for the six months ended June 30, 2026 are not indicative of the financial results for the year ending December 31, 2026. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com